Punchline Entertainment, Inc.
                              9911 24th Drive, S.E.
                                   Everett, WA
                             Telephone: 425-336-1358
                                Fax: 425-650-7132

December 10, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

ATTENTION: LAUREN NGUEN

Re: Punchline Entertainment, Inc.
    Amendment No. 1
    File No. 333-146934

Dear Lauren Nguen:

Further to your letter dated December 5, 2007, concerning the Amendment No. 1 of our Registration statement on Form SB-2, we provide the following responses:

1. SEC COMMENT : Please advise us whether you have any agreement, written or otherwise, with the selling shareholders to register the additional shares that are not being registered under the registration statement.

     RESPONSE: We do not have any agreement, written or otherwise with the selling shareholders to register the additional shares that are not being registered under the registration statement.

2. SEC COMMENT : We note that certain selling shareholders will be required to sell at the same fixed price at which the shares were purchased in prior unregistered transactions. Please explain to us the respective selling shareholders' business reason for selling at the purchase price, thereby making no profit.

     RESPONSE: Our registration statement indicates that the selling shareholders may sell our shares at $0.02 per share until our shares are quoted on the OTC Bulletin Board. Once our shares are quoted on the OTC Bulletin Board, our selling shareholders may sell their shares at prevailing market prices, which may be above or below the selling price stated in the registration statement.

Thank you.

Sincerely,


/s/ Nikolai Malitski
------------------------------
Nikolai Malitski,
President